Exhibit 99.1

Cheetah Mobile Announces Second Half and Full Year 2023

Unaudited Consolidated Financial Results

BEIJING, March 21, 2024 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced its unaudited consolidated financial results for the second half and full year 2023 ended December 31, 2023.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “ In 2023, our total revenue was RMB669.5 million (USD94.3 million), which is within our guidance. We successfully completed the acquisition of controlling stake in Beijing OrionStar in November 2023. Through this transaction, the AI technology strengths accumulated by Beijing OrionStar will allow Cheetah Mobile to access the business chain from AI and large language models to end use cases and applications. Cheetah Mobile is optimistic about the immense potential of the service robot market in the LLM era. We believe that a greater market opportunity for AI solutions and service robots has arrived. As a result of the foregoing, the acquisition of a controlling stake in and integration of Beijing OrionStar provides Cheetah Mobile with a long-term growth engine in the LLM and AGI eras.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “In 2023, we continued to cut our costs and expenses to improve our operational efficiency. As a result, our costs decreased more than 8% and our operating expenses decreased more than 24% year over year in 2023. We maintained a strong cash position of RMB2,021.2 million as of December 31, 2023. This gives us financial flexibility to execute the key strategic objectives we have set out for long-term growth.”

Second Half 2023 Consolidated Financial Results

REVENUES

Total revenues were RMB332.1 million (US$46.8 million) in the second half of 2023, representing a decrease of 37.0% year over year.

Revenues from the Company’s internet business decreased by 49.2% year over year to RMB214.5 million (US$30.2 million) in the second half of 2023. The year-over-year decrease was mainly due to the strategic downsizing of our online advertising and gaming business.

Revenues from the AI and others were RMB117.6 million (US$16.6 million) in the second half of 2023, representing a 11.9% year-over-year increase. The year-over-year increase was primarily attributable to the acquisition of controlling stake in Beijing OrionStar.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 8.3% year over year to RMB118.6 million (US$16.7 million) in the second half of 2023. The year-over-year decrease was primarily attributable to streamlining of certain business, such as online advertising and E-coupon vending robot business. Non-GAAP cost of revenues decreased by 8.2% year over year to RMB118.4 million (US$16.7 million) in the second half of 2023.

Gross profit decreased by 46.3% year over year to RMB213.5 million (US$30.1 million) in the second half of 2023. Non-GAAP gross profit decreased by 46.3% year over year to RMB213.7 million (US$30.1 million) in the second half of 2023.

Gross margin was 64.3% in the second half of 2023, compared to 75.5% in the second half of 2022. Non-GAAP gross margin was 64.3% in the second half of 2023, compared to 75.5% in the second half of 2022.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 36.6% year over year to RMB315.5 million (US$44.4 million) in the second half of 2023. Total non-GAAP operating expenses decreased by 40.1% year over year to RMB295.8 million (US$41.7 million) in the second half of 2023.

•
Research and development expenses decreased by 0.7% year over year to RMB85.4 million (US$12.0 million) in the second half of 2023. We are committed to maintaining a consistent level of investment in research and development (R&D) expenses. Non-GAAP research and development expenses decreased by 3.7% year over year to RMB81.5 million (US$11.5 million) in the second half of 2023.

•
Selling and marketing expenses decreased by 63.6% year over year to RMB111.7 million (US$15.7 million) in the second half of 2023. The year-over-year decrease was from the decrease of marketing and promotion expenses related to our user acquisition for our internet business. Non-GAAP selling and marketing expenses decreased by 63.6% year over year to RMB111.3 million (US$15.7 million) in the second half of 2023.

•
General and administrative expenses increased by 3.4% year over year to RMB119.1 million (US$16.8 million) in the second half of 2023. The year-over-year increase primarily resulted from share-based compensation expenses for our key employees. Non-GAAP general and administrative expenses decreased by 8.8% year over year to RMB103.6 million (US$14.6 million) in the second half of 2023.

Operating loss was RMB101.9million (US$14.4 million) in the second half of 2023, compared to RMB99.5 million in the same period of the last year. Non-GAAP operating loss was RMB82.1 million (US$11.6 million) in the second half of 2023, compared to RMB95.6 million in the same period of the last year.

Share-based compensation expenses were RMB15.4 million (US$2.2 million) in the second half of 2023, compared to RMB3.9 million in the same period of the last year.

OTHER EXPENSE, NET

Other expense, net was RMB323.2 million (US$45.5 million) in the second half of 2023, which was primarily from the impairment and fair value change of some long-term investments.

NET INCOME/(LOSS) ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB325.5 million (US$45.8 million) in the second half of 2023, compared to a net loss attributable to Cheetah Mobile shareholders of RMB440.9 million in the same period of the last year.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB305.7 million (US$43.1 million) in the second half of 2023, compared to a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB437.0 million in the same period of the last year.

NET INCOME/(LOSS) PER ADS

Diluted loss per ADS was RMB11.0 (US$1.5) in the second half of 2023, compared to diluted loss per ADS of RMB15.4 in the same period of the last year. Non-GAAP diluted loss per ADS was RMB10.3 (US$1.5) in second half of 2023, compared to Non-GAAP diluted loss per ADS of RMB15.3 in the same period of the last year.

BALANCE SHEET

As of December 31, 2023, the Company had cash and cash equivalents and short-term investments of RMB2,021.2 million (US$284.7 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2023, the Company had a total of 1,494,169,386 Class A and Class B ordinary shares issued and outstanding. On August 23, 2022, the Company announced that it changed the ratio of its American Depositary Share ("ADS") to Class A ordinary share ("Share") from one (1) ADS representing ten (10) Shares to one (1) ADS representing fifty (50) Shares, effective September 2, 2022. Accordingly, the Company has retrospectively revised the comparative data from the previous periods to conform to the requisite presentation for the current period.

Fiscal Year 2023 Consolidated Financial Results

REVENUES

Total revenues decreased by 24.3% to RMB669.5 million (US$94.3 million) in 2023.

Revenues from the Company’s internet business decreased by 35.5% year over year to RMB450.1 million (US$63.4 million) in 2023. The year-over-year decrease was mainly due to the strategic downsizing of our online advertising and gaming business.

Revenues from the AI and others increased by 17.5% year over year to RMB219.4 million (US$30.9 million) in 2023. The year-over-year increase was primarily attributable to growth of our global cloud service business, advertising agency services as well as our acquisition of controlling stake in Beijing OrionStar.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 8.2% year over year to RMB231.9 million (US$32.7 million) in 2023. The year-over-year decrease was primarily due to lower costs related to our online advertising and E-coupon vending robot business. Non-GAAP cost of revenues decreased by 8.1% year over year to RMB231.6 million (US$32.6 million) in 2023.

Gross profit decreased by 30.7% year over year to RMB437.6 million (US$61.6 million) in 2023. Non-GAAP gross profit decreased by 30.7% year over year to RMB437.9 million (US$61.7 million) in 2023.

Gross margin was 65.4% in 2023, compared to 71.4% in 2022. Non-GAAP gross margin was 65.4% in 2023, compared to 71.5% in 2022.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 24.5% year over year to RMB647.4 million (US$91.2 million) in 2023. Total non-GAAP operating expenses decreased by 28.3% year over year to RMB609.8 million (US$85.9 million) in 2023.

•
Research and development expenses decreased by 1.5% year over year to RMB178.2 million (US$25.1 million) in 2023. The year-over-year decrease was primarily due to our continuous effort to improve operating efficiency. Non-GAAP research and development expenses decreased by 3.3% year over year to RMB173.5 million (US$24.4 million) in 2023.

•
Selling and marketing expenses decreased by 49.1% year over year to RMB242.5 million (US$34.2 million) in 2023. This year-over-year decrease was primarily due to the marketing and promotion expenses related to our user acquisition for our internet business. Non-GAAP selling and marketing expenses decreased by 49.1% year over year to RMB241.7 million (US$34.0 million) in 2023.

•
General and administrative expenses increased by 7.1% year over year to RMB229.5 million (US$32.3 million) in 2023. The year-over-year increase primarily resulted from share-based compensation expenses for our key employees. Non-GAAP general and administrative expenses decreased by 6.3% year over year to RMB197.5 million (US$27.8 million) in 2023.

Operating loss was RMB209.8 million (US$29.6 million) in 2023, compared to RMB225.6 million in 2022. Non-GAAP operating loss was RMB171.9 million (US$24.2 million) in 2023, compared to RMB217.7 million in 2022.

Share-based compensation expenses were RMB33.6 million (US$4.7 million) in 2023, compared to RMB7.9 million in 2022.

NET INCOME/(LOSS) ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB602.9 million (US$84.9 million) in 2023, compared to a net loss attributable to Cheetah Mobile shareholders of RMB513.5 million in 2022.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB564.9 million (US$79.6 million) in 2023, compared to a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB505.6 million in 2022.

NET INCOME/(LOSS) PER ADS

Diluted loss per ADS was RMB20.5 (US$2.9) in 2023, compared to diluted loss per ADS of RMB18.1 in 2022. Non-GAAP diluted loss per ADS was RMB19.2 (US$2.7) in 2023, compared to Non-GAAP diluted loss per ADS of RMB17.8 in 2022.

Business Outlook

For the first half of 2024, the Company expects its total revenues to be between RMB350 million (US$49.3 million) and RMB400 million (US$56.3 million). This amount reflects the Company’s current and preliminary expectations.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of its AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•
Non-GAAP cost of revenues excludes share-based compensation expenses.

•
Non-GAAP gross profit excludes share-based compensation expenses.

•
Non-GAAP gross margin excludes share-based compensation expense.

•
Total non-GAAP operating expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

•
Non-GAAP research and development expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

•
Non-GAAP general and administrative expenses exclude share-based compensation expenses.

•
Non-GAAP operating profit/loss excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

•
Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, amortization of intangible assets resulting from business acquisitions, interest income, depreciation and other amortization, net (loss)/income attributable to noncontrolling interests, other expense, net and income tax benefits.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,515,799	2,020,191	284,538
Restricted cash	696	-	-
Short-term investments	156,182	1,023	144
Accounts receivable, net	283,774	401,064	56,489
Prepayments and other current assets, net	968,145	973,127	137,062
Due from related parties, net	199,099	71,505	10,071
Total current assets	3,123,695	3,466,910	488,304

Non-current assets:
Property and equipment, net	58,727	53,884	7,589
Operating lease right-of-use assets	39,579	30,451	4,289
Intangible assets, net	8,430	218,559	30,783
Goodwill	-	576,989	81,267
Long-term investments	1,792,331	937,460	132,038
Due from related parties, net	3,840	-	-
Deferred tax assets	19,337	188,503	26,550
Other non-current assets	93,480	160,428	22,597
Total non-current assets	2,015,724	2,166,274	305,113

Total assets	5,139,419	5,633,184	793,417

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank Loans	-	5,000	704
Accounts payable	132,994	170,185	23,970
Accrued expenses and other current liabilities	1,586,769	2,437,210	343,273
Due to related parties	23,629	84,147	11,852
Income tax payable	35,135	31,603	4,451
Total current liabilities	1,778,527	2,728,145	384,250

Non-current liabilities:
Deferred tax liabilities	55,770	54,540	7,682
Other non-current liabilities	200,336	189,943	26,753
Total non-current liabilities	256,106	244,483	34,435

Total liabilities	2,034,633	2,972,628	418,685

Mezzanine equity:
Redeemable noncontrolling interests	-	105,978	14,927

Shareholders’ equity:
Ordinary shares	236	244	34
Additional paid-in capital	2,688,571	2,711,875	381,960
Accumulated deficit	(9,424)	(613,102)	(86,354)
Accumulated other comprehensive income	353,948	356,854	50,262
Total Cheetah Mobile shareholders’ equity	3,033,331	2,455,871	345,902
Noncontrolling interests	71,455	98,707	13,903

Total equity	3,104,786	2,554,578	359,805

Total liabilities, mezzanine equity and equity	5,139,419	5,633,184	793,417

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Six Months Ended			For The Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	USD	RMB	RMB	USD
Revenues	527,043	332,118	46,778	884,066	669,503	94,298
Internet business	421,919	214,489	30,210	697,387	450,134	63,400
AI and others	105,124	117,629	16,568	186,679	219,369	30,898
Cost of revenues (a)	(129,340)	(118,591)	(16,703)	(252,561)	(231,940)	(32,668)
Gross profit	397,703	213,527	30,075	631,505	437,563	61,630

Operating income and expenses:
Research and development (a)	(85,920)	(85,353)	(12,022)	(180,957)	(178,207)	(25,100)
Selling and marketing (a)	(306,514)	(111,684)	(15,730)	(476,853)	(242,511)	(34,157)
General and administrative (a)	(115,149)	(119,090)	(16,773)	(214,337)	(229,549)	(32,331)
Other operating income, net	10,369	652	92	15,051	2,867	404
Total operating income and expenses	(497,214)	(315,475)	(44,433)	(857,096)	(647,400)	(91,184)

Operating loss	(99,511)	(101,948)	(14,358)	(225,591)	(209,837)	(29,554)
Other income/(expenses):
Interest income, net	21,547	33,740	4,752	35,710	60,978	8,589
Foreign exchange (losses)/ gains	(40,395)	22,800	3,211	(95,434)	(11,421)	(1,609)
Other expense, net	(351,623)	(323,218)	(45,524)	(260,465)	(477,370)	(67,236)

Loss before taxes	(469,982)	(368,626)	(51,919)	(545,780)	(637,650)	(89,810)
Income tax benefits	26,218	47,542	6,696	25,089	43,781	6,166
Net loss	(443,764)	(321,084)	(45,223)	(520,691)	(593,869)	(83,644)
Less: net (loss)/ income attributable to noncontrolling interests	(2,861)	4,421	623	(7,216)	9,029	1,272
Net loss attributable to Cheetah Mobile shareholders	(440,903)	(325,505)	(45,846)	(513,475)	(602,898)	(84,916)

Net loss per share
Basic	(0.3081)	(0.2192)	(0.0309)	(0.3617)	(0.4095)	(0.0577)
Diluted	(0.3083)	(0.2193)	(0.0309)	(0.3619)	(0.4100)	(0.0577)

Net loss per ADS
Basic	(15.4058)	(10.9580)	(1.5434)	(18.0854)	(20.4740)	(2.8837)
Diluted	(15.4126)	(10.9665)	(1.5446)	(18.0954)	(20.4977)	(2.8870)

Weighted average number of shares outstanding
Basic	1,447,753,976	1,493,074,547	1,493,074,547	1,443,682,305	1,472,615,281	1,472,615,281
Diluted	1,447,753,976	1,493,074,547	1,493,074,547	1,443,682,305	1,472,615,281	1,472,615,281
Weighted average number of ADSs outstanding
Basic	28,955,080	29,861,491	29,861,491	28,873,646	29,452,306	29,452,306
Diluted	28,955,080	29,861,491	29,861,491	28,873,646	29,452,306	29,452,306

Other comprehensive income/ (loss), net of tax of nil
Foreign currency translation adjustments	119,996	(62,373)	(8,785)	271,640	45,769	6,446
Unrealized losses on available-for-sale securities, net	(8,269)	-	-	(8,269)	(43,494)	(6,126)
Other comprehensive income/ (loss)	111,727	(62,373)	(8,785)	263,371	2,275	320
Total comprehensive loss	(332,037)	(383,457)	(54,008)	(257,320)	(591,594)	(83,324)
Less: Total comprehensive (loss)/income attributable to noncontrolling interests	(1,822)	4,521	637	(9,531)	8,398	1,183
Total comprehensive loss attributable to Cheetah Mobile shareholders	(330,215)	(387,978)	(54,645)	(247,789)	(599,992)	(84,507)

	For The Six Months Ended			For The Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	283	144	20	686	370	52
Research and development	1,259	(290)	(41)	1,580	580	82
Selling and marketing	860	118	17	1,899	509	72
General and administrative	1,533	15,452	2,176	3,698	32,095	4,520
Total	3,935	15,424	2,172	7,863	33,554	4,726

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Six Months Ended December 31, 2023					For The Year Ended December 31, 2023
	GAAP	Share-based	Amortization of	Non-GAAP		GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result		Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenues	332,118	-	-	332,118	46,778	669,503	-	-	669,503	94,298
Cost of revenues	(118,591)	144	-	(118,447)	(16,683)	(231,940)	370	-	(231,570)	(32,616)
Gross profit	213,527	144	-	213,671	30,095	437,563	370	-	437,933	61,682

Research and development	(85,353)	(290)	4,104	(81,539)	(11,485)	(178,207)	580	4,104	(173,523)	(24,440)
Selling and marketing	(111,684)	118	313	(111,253)	(15,669)	(242,511)	509	313	(241,689)	(34,041)
General and administrative	(119,090)	15,452	-	(103,638)	(14,597)	(229,549)	32,095	-	(197,454)	(27,811)
Other operating income, net	652	-	-	652	92	2,867	-	-	2,867	404
Total operating income and expenses	(315,475)	15,280	4,417	(295,778)	(41,659)	(647,400)	33,184	4,417	(609,799)	(85,888)

Operating loss	(101,948)	15,424	4,417	(82,107)	(11,564)	(209,837)	33,554	4,417	(171,866)	(24,206)
Net loss attributable to Cheetah Mobile shareholders	(325,505)	15,424	4,417	(305,664)	(43,052)	(602,898)	33,554	4,417	(564,927)	(79,568)

Diluted losses per ordinary share (RMB)	(0.2193)	0.0103	0.0030	(0.2060)		(0.4100)	0.0228	0.0030	(0.3842)
Diluted losses per ADS (RMB)	(10.9665)	0.5165	0.1479	(10.3021)		(20.4977)	1.1393	0.1499	(19.2085)
Diluted losses per ADS (USD)	(1.5446)	0.0727	0.0209	(1.4510)		(2.8870)	0.1605	0.0210	(2.7055)

* This represents amortization of intangible assets resulting from business acquisitions.

	For The Six Months Ended December 31, 2022			For The Year Ended December 31, 2022
	GAAP	Share-based	Non-GAAP	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result	Result	Compensation	Result
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	527,043	-	527,043	884,066	-	884,066
Cost of revenues	(129,340)	283	(129,057)	(252,561)	686	(251,875)
Gross profit	397,703	283	397,986	631,505	686	632,191

Research and development	(85,920)	1,259	(84,661)	(180,957)	1,580	(179,377)
Selling and marketing	(306,514)	860	(305,654)	(476,853)	1,899	(474,954)
General and administrative	(115,149)	1,533	(113,616)	(214,337)	3,698	(210,639)
Other operating income, net	10,369	-	10,369	15,051	-	15,051
Total operating income and expenses	(497,214)	3,652	(493,562)	(857,096)	7,177	(849,919)

Operating loss	(99,511)	3,935	(95,576)	(225,591)	7,863	(217,728)
Net loss attributable to Cheetah Mobile shareholders	(440,903)	3,935	(436,968)	(513,475)	7,863	(505,612)

Diluted losses per ordinary share (RMB)	(0.3083)	0.0028	(0.3055)	(0.3619)	0.0054	(0.3565)
Diluted losses per ADS (RMB)	(15.4126)	0.1359	(15.2767)	(18.0954)	0.2723	(17.8231)

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Six Months Ended December 31, 2023					For The Year Ended December 31, 2023
	Internet Business	AI and others	Unallocated*	Consolidated		Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenue	214,489	117,629	-	332,118	46,778	450,134	219,369	-	669,503	94,298
Operating profit/(loss)	16,134	(102,658)	(15,424)	(101,948)	(14,358)	26,259	(202,542)	(33,554)	(209,837)	(29,554)
Operating margin	7.5%	(87.3)%	-	(30.7)%	(30.7)%	5.8%	(92.3)%	-	(31.3)%	(31.3)%

	For The Six Months Ended December 31, 2022				For The Year Ended December 31, 2022
	Internet Business	AI and others	Unallocated*	Consolidated	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	421,919	105,124	-	527,043	697,387	186,679	-	884,066
Operating profit/(loss)	17,738	(113,314)	(3,935)	(99,511)	(369)	(217,359)	(7,863)	(225,591)
Operating margin	4.2%	(107.8)%	-	(18.9)%	(0.1)%	(116.4)%	-	(25.5)%

*Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Six Months Ended			For The Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(440,903)	(325,505)	(45,846)	(513,475)	(602,898)	(84,916)
Add:
Income tax benefits	(26,218)	(47,542)	(6,696)	(25,089)	(43,781)	(6,166)
Interest income, net	(21,547)	(33,740)	(4,752)	(35,710)	(60,978)	(8,589)
Depreciation and other amortization(1)	25,133	13,739	1,935	53,025	30,845	4,344
Net (loss)/income attributable to noncontrolling interests	(2,861)	4,421	623	(7,216)	9,029	1,272
Other expense	392,018	300,418	42,313	355,899	488,791	68,845
Share-based compensation	3,935	15,424	2,172	7,863	33,554	4,726
Amortization of intangible assets(2)	-	4,417	622	-	4,417	622
Adjusted EBITDA	(70,443)	(68,368)	(9,629)	(164,703)	(141,021)	(19,862)

(1) This represents depreciation and other amortization exclude amortization of intangible assets resulting from business acquisitions.

(2) This represents amortization of intangible assets resulting from business acquisitions.